VARITRONIX INTERNATIONAL LIMITED





Interim Report 2004

RESULTS

The Directors of Varitronix International Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 with comparative figures for the corresponding period of last year are as follows:

Consolidated Income Statement

for the six months ended 30 June 2004 – unaudited

		Six months ended 30 June	
		2004	2003
	Note	***HK$'000***	*HK$'000*
Turnover	2	**981,154**	613,050
Other revenue		**8,362**	13,177
Other net income		**6,431**	17,253
Changes in inventories of finished goods and work in progress		**25,962**	(8,241)
Raw material and consumables used		**(633,829)**	(299,422)
Staff costs		**(120,595)**	(112,137)
Depreciation		**(40,053)**	(40,615)
Other operating expenses		**(101,708)**	(91,417)
Profit from operations		**125,724**	91,648
Finance cost	3(a)	**(1,928)**	(1,340)
Share of losses of associate		**-**	(3,682)
Profit from ordinary activities before taxation	3	**123,796**	86,626
Income tax	4	**(14,953)**	(10,226)
Profit from ordinary activities after taxation		**108,843**	76,400
Minority interests		**(12,829)**	(9,384)
Profit attributable to shareholders		**96,014**	67,016
Interim dividend		**31,457**	21,505
Special interim dividend		**-**	64,513
Total interim dividends		**31,457**	86,018
Earnings per share	5		
Basic		**30.94 cents**	22.02 cents
Diluted		**30.74 cents**	21.97 cents

Consolidated Balance Sheet
As at 30 June 2004 – unaudited

	Note	At 30 June 2004 HK$'000	At 31 December 2003 HK$'000
Non-current assets			
Fixed assets		409,373	414,662
Intangible assets		27,860	28,672
Goodwill		29,181	30,022
Interest in associate		–	5,289
Non-trading securities		73,031	171,610
		539,445	650,255
Current assets			
Trading securities		94,722	98,640
Inventories		298,678	237,239
Trade and other receivables	6	513,075	290,274
Current taxation recoverable		981	6,006
Cash and cash equivalents	7	543,445	549,159
		1,450,901	1,181,318
Current liabilities			
Bank loans and overdrafts		78,473	86,298
Bills payable		3,729	–
Trade and other payables	8	279,788	231,436
Current taxation payable		9,036	1,485
Dividends payable		86,906	–
		457,932	319,219
Net current assets		992,969	862,099
Total assets less current liabilities		1,532,414	1,512,354
Non-current liabilities			
Convertible notes		31,200	31,200
Deferred taxation		7,914	10,499
		39,114	41,699
Minority interests		56,205	43,437
NET ASSETS		1,437,095	1,427,218
CAPITAL AND RESERVES			
Share capital	9	77,597	77,574
Reserves	10	1,359,498	1,349,644
		1,437,095	1,427,218

Condensed Consolidated Statement of Changes in Equity
For the six months ended 30 June 2004 – unaudited

	2004	2003
	HK$'000	*HK$'000*
Total equity at 1 January	**1,427,218**	1,389,702
(Deficit)/surplus on revaluation of non-trading securities	**(574)**	1,777
Exchange translation differences	**450**	2,261
Net (losses)/gains not recognised in the income statement	**(124)**	4,038
Net profit for the period:	**96,014**	67,016
Dividends approved in respect of the previous year	**(86,906)**	(66,901)
Revaluation deficit/(surplus) transferred to the income statement on disposal/liquidation of securities	**388**	(768)
Movements in share capital	**505**	15,170
Total equity at 30 June	**1,437,095**	1,408,257

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2004 – unaudited

	Six months ended 30 June	
	2004	2003
	HK$'000	*HK$'000*
Net cash (outflow)/inflow from operating activities	**(75,549)**	68,878
Net cash from/(used in) investing activities	**79,111**	(75,455)
Net cash from/(used in) financing activities	**5,027**	(47,660)
Increase/(decrease) in cash and cash equivalents	**8,589**	(54,237)
Effect of foreign exchange rates changes	**(28)**	2,476
Cash and cash equivalents at 1 January	**534,884**	460,875
Cash and cash equivalents at 30 June	**543,445**	409,114
Analysis of the balances of cash and cash equivalents		
Cash at bank and in hand	**90,553**	71,326
Deposits with banks and other financial institutions	**452,892**	337,788
	543,445	409,114

Notes:–

1. Basis of preparation

This unaudited interim report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants, the former name of which is the Hong Kong Society of Accountants.

The same accounting policies and basis of preparation adopted in the Group's 2003 audited annual financial statements have been applied to the 2004 interim report.

2. Segmental information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group. In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Segment assets		Capital expenditure incurred for	
	as at 30 June 2004	as at 31 December 2003	**the period ended 30 June 2004**	the year ended 31 December 2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong and PRC	**1,710,664**	1,549,279	**34,540**	113,352
Rest of Asia	**129,499**	136,194	**426**	14,978
Europe	**92,459**	75,150	**117**	1,316
North America	**27,563**	29,633	**–**	46

The analysis of the geographical locations of the turnover of the Group during the financial period is as follows:

	Six Months ended 30 June	
	2004	2003
	HK$'000	*HK$'000*
France	**69,230**	65,383
United Kingdom	**49,985**	46,863
Germany	**69,539**	61,386
Other European countries	**142,629**	122,554
North America	**43,919**	45,489
Hong Kong and PRC	**515,979**	197,048
Rest of Asia	**77,199**	57,159
Others	**12,674**	17,168
	981,154	613,050

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

3. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six Months ended 30 June 2004 HK$'000	2003 HK$'000
(a) Finance cost:		
Interest on bank advances and other borrowings repayable within five years	**992**	404
Interest on convertible notes	**936**	936
	1,928	1,340
(b) Other items:		
Cost of inventories	**687,077**	406,555
Loss/(gain) on disposal of non-trading securities	**388**	(768)
Gain on disposal of trading securities	**(2,484)**	(3,634)
Loss on revaluation of trading securities	**3,951**	28
Investment income	**(2,668)**	(7,688)
Other interest income	**(2,672)**	(2,492)
Rental income under operating leases	**(1,574)**	(1,621)
Other income	**(1,449)**	(1,375)

4. Income tax

	Six Months ended 30 June 2004 HK$'000	2003 HK$'000
Current tax		
Hong Kong taxation	**12,022**	8,951
Overseas taxation	**5,517**	2,696
	17,539	11,647
Deferred tax		
Origination and reversal of temporary differences	**(2,586)**	(2,350)
Attributable to increase in tax rate	**-**	929
	(2,586)	(1,421)
	14,953	10,226

The provision for Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profits for the six months ended 30 June 2004. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

5. Earnings per share

(a) *The calculation of basic earnings per share is based on the unaudited profit* attributable to shareholders of HK$96,014,000 (2003: HK$67,016,000) and the weighted average number of 310,338,547 shares (2003: 304,283,568 shares) in issue during the period.

(b) The calculation of diluted earnings per share is based on the unaudited adjusted profit attributable to shareholders of HK$96,014,000 (2003: HK$67,016,000) and the weighted average number of 312,321,857 shares (2003: 304,980,385 shares) after adjusting for the effects of all dilutive potential shares.

	Six Months ended 30 June	
	2004 Number of shares	2003 Number of shares
Weighted average number of shares for the purpose of basic earnings per share	**310,338,547**	304,283,568
Deemed issue of shares for no consideration arising from share options	**1,983,310**	696,817
Weighted average number of shares for the purpose of diluted earnings per share	**312,321,857**	304,980,385

6. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

	At 30 June 2004 *HK$'000*	At 31 December 2003 *HK$'000*
Within 60 days of the invoice issue date	**342,837**	161,410
61 to 90 days after the invoice issue date	**62,801**	60,927
91 to 120 days after the invoice issue date	**18,004**	11,715
More than 120 days but within 12 months after the invoice issue date	**17,910**	15,311
	441,552	249,363

Debts are due within 90 days from the date of the invoice.

7. Cash and cash equivalents

	At 30 June 2004 HK$'000	At 31 December 2003 HK$'000
Deposits with banks and other financial institutions	**452,892**	495,574
Cash at bank and in hand	**90,553**	53,585
Cash and cash equivalents in the balance sheet	**543,445**	549,159
Bank overdrafts	**–**	(14,275)
Cash and cash equivalents in the cash flow statement	**543,445**	534,884

8. Trade and other payables

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis:

	At 30 June 2004 HK$'000	At 31 December 2003 HK$'000
Within 60 days of supplier invoice date	**156,432**	121,423
61 to 120 days after supplier invoice date	**17,472**	15,498
More than 120 days but within 12 months after supplier invoice date	**3,519**	3,880
	177,423	140,801

9. Share Capital

	No. of shares ('000)	Amount HK$'000
Issued and fully paid: Ordinary shares of HK$0.25 each		
At 1 January 2004	**310,295**	77,574
Shares issued under share option scheme	**93**	23
At 30 June 2004	**310,388**	77,597

10. Reserves

(a) Reserves

	Share premium *HK$'000*	Exchange fluctuation reserve *HK$'000*	Investment revaluation reserve *HK$'000*	Other reserves *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1 January 2004	616,286	(16,473)	2,492	1,933	745,406	1,349,644
Special dividend and final dividend approved in respect of previous year	-	-	-	-	(86,906)	(86,906)
Share premium arising from issue of shares	482	-	-	-	-	482
Exchange differences	-	450	-	-	-	450
Revaluation deficit	-	-	(574)	-	-	(574)
Revaluation deficit transferred to the income statement on disposal of securities	-	-	388	-	-	388
Profit for the period	-	-	-	-	96,014	96,014
At 30 June 2004	**616,768**	**(16,023)**	**2,306**	**1,933**	**754,514**	**1,359,498**

(b) Dividends

After the balance sheet date, the following dividends were proposed by the Board of Directors. The dividends have not been recognised as a liability at the balance sheet date.

	At 30 June 2004 ***HK$'000***	At 31 December 2003 *HK$'000*
Dividends not provided for	**31,457**	86,903

11. Capital commitments

Capital commitments outstanding at 30 June 2004 not provided for in the Group's financial statements were as follows:

	At 30 June 2004 ***HK$'000***	At 31 December 2003 *HK$'000*
Contracted for	**16,960**	15,117

12. Contingent Liabilities

At 30 June 2004, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of HK$59,586,000 (at 31 December 2003: HK$72,023,000).

INTERIM DIVIDEND

The Directors declared an interim dividend of 10 cents per share (2003: 7 cents) for the six months ended 30 June 2004, to be satisfied by way of scrip dividend with cash option, to shareholders whose names appear on the register of members of the Company on Wednesday, 6 October 2004. No special interim dividend was declared for the six months ended 30 June 2004 (2003: 21 cents per share). Subject to the Listing Committee of the Stock Exchange granting listing of and permission to deal in the new shares of the Company, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount of the interim dividend which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment of the interim dividend in cash instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 13 October 2004.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Thursday, 30 September, 2004 to Wednesday, 6 October 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 28 September, 2004.

BUSINESS REVIEW

The six months under review was a rewarding period for Varitronix. As the growth momentum generated in the second half of last year continued to gain pace, we were able to report strong operating results across all product sectors. We made further strides in extending our market presence and broadening our customer base.

The turnover for the first half of the year was reported at HK$981 million, 60% above the same period last year. The profit attributable to shareholders climbed 43% to reach HK$96 million, and the basic earnings per share was 30.94 cents. During the period, orders for both monochrome and color telecommunication products were strong as the handset market in the PRC remained robust. The Group's product diversification strategy also benefited from the increase in demand for displays used in automobiles and various industrial applications.

The Group's business coverage remained geographically diverse. Hong Kong and the PRC market emerged as the largest market during the period with Europe coming second, followed by North America. The Korean market continues to expand especially in the applications for personal digital entertainment systems and automotive products.

In recognizing that R&D ensure our competitive position in the industry, progress was made in new LCD products, including prototyping of micro-displays, zenithal bistable displays and full color OLEDs.

In restructuring its Malaysian operations, the Group divested its electro-chromic mirror manufacturing business. The Directors believed that this would enable the Group to better utilize its resources in expanding the core business of LCD display products. Furthermore, the Group is negotiating a possible merger of its subsidiary Varitronix (Malaysia) Sdn. Bhd. with Crystal Clear Technology Sdn. Bhd, which is engaged in the manufacturing of liquid displays, modules, display devices and other electro-optical systems in Malaysia. Listing the shares of the merged entity on the Malaysian Exchange for Securities and Automatic Quotation is intended.

As a result of robust cash flow from operations, the Group's financial position remained strong with liquid portfolio of HK$711 million at the end of the reporting period.

PROSPECTS

The results we achieved during the period provide an optimistic growth expectation and re-enforces the Group's continuous growth into the second half of the year. Although the real impact of the Chinese government's economic austerity measures has yet to be seen, we believe that our products for mobile handsets will penetrate further in the PRC market with the growing popularity of colour displays. Whilst endeavoring to capture opportunities in this segment, Varitronix will continue to pursue its diversification strategy to add versatility to its products and at the same time boost the Group's resilience to market fluctuations. The Group's ability to deliver customized displays for automotive applications through the certification of ISO/TS 16949, should win further orders in this sector. Industrial products will also continue to be an important pillar of the Group's business.

In line with our market diversification strategy, the Group will remain committed to extending its presence in the Korean market and other markets in order not to rely on any single market or product. The increase in demand in industrial and automotive sectors are also expected to provide future growth opportunities.

We will continue to strive and maintain balanced growth across different markets and product offerings. The smooth expansion of the new Heyuan plant has improved the efficiency of the Group's operations. Supported by enhanced technical capabilities and growth in demand for our products, Management is confident, barring unforeseen circumstances, in achieving a steadfast growth in 2004.

STAFF

At the end of June 2004, the Group employed approximately 4,850 persons around the world, of whom approximately 520 were in Hong Kong, 3,880 in PRC and 450 overseas.

LIQUIDITY AND FINANCIAL RESOURCES

The Group continues to maintain a strong financial position. As at 30 June 2004, the Group had a total shareholders' equity amounting to approximately HK$1.4 billion and a liquid portfolio of HK$711 million (31/12/2003: HK$819 million) of which HK$543 million (31/12/2003: HK$549 million) was in cash and cash equivalents and HK$168 million (31/12/2003: HK$270 million) in securities. The Group has low bank borrowings and has little exposure to foreign exchange fluctuations as most of its assets, receipts and payments are in HK dollars or US dollars.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2004, the interests of the Directors and their associates in the share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance (the "SFO Ordinance")) as recorded in the register maintained by the Company under Section 352 of the SFO Ordinance, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) Interests in shares of the Company

	Shares of HK$0.25 each in the Company			
Name of Director	**Personal interests** *(Note 1)*	**Corporate interests**	**Total**	**Approximate % of shareholding**
Dr. C. C. Chang	21,596	68,386,479 *(Note 2)*	68,408,075	22.03
Dr. S. K. Yan	10,371,072	–	10,371,072	3.34
S. M. Chung	4,434,314	–	4,434,314	1.42
S. K. Kwok	2,283,959	–	2,283,959	0.73

Notes:

1. The shares are held by the respective Directors personally as beneficial owners.
2. A family trust of Dr. C. C. Chang and his wife, Madam Iling Sieh, is the beneficial owner of the issued share capital of Colville Group Limited which holds 68,386,479 shares of the Company.

(b) Interests in shares of subsidiaries

	Non-voting *deferred shares of* HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr. C. C. Chang	960	78
Dr. S. K. Yan	123	10
S. M. Chung *(Note 1)*	50	8
S. K. Kwok	50	4
	1,183	100

Notes:

1. *Mr. S. M. Chung holds 4 non-voting deferred shares* in Polysources Properties Limited in trust for all non-voting deferred shareholders of that company.

2. Except for the above 4 non-voting deferred shares, the other non-voting deferred shares are held by the respective Directors as beneficial owners.

(c) Interests in share options of the Company

	Date granted	Number of options at 1.1.2004	Options granted/ (exercised) during the period	Number of options at 30.6.2004	Exercisable period	Price per share to be paid on exercise of option *HK$*	Market value per share at date of grant of options *HK$*
Director							
Dr. C. C. Chang	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
Dr. S. K. Yan	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
S. M. Chung	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
S. K. Kwok	9.6.1999	150,000	-	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
		4,150,000	-	4,150,000			

All the interests disclosed above represent long position in the shares of the Company or its associated corporations (within the meaning of the SFO Ordinance).

Save as mentioned above, none of the Directors, Chief Executives and their associates of the Company as at 30 June 2004 had any interests or short position in the shares or underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO Ordinance) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO Ordinance, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The register of interests in shares and short positions maintained under Section 336 of the SFO Ordinance shows that at 30 June 2004, other than the interests disclosed above in respect of Dr. C. C. Chang and Colville Group Limited, the following company had an interest of 5% or more in the issued share capital of the Company:

Name	Number of shares	Capacity	Approximate % of shareholding
J.P. Morgan Chase & Co.			
Long position	23,296,764	Investment manager and other	7.50
Lending pool	11,827,140	–	3.81

Note: The interests of J.P. Morgan Chase & Co. in the Company were held by a number of its wholly-owned subsidiaries.

Save as stated above, no other person is recorded in the register of substantial shareholders maintained under Section 336 of the SFO Ordinance as having an interest of 5% or more in the issued share capital of the Company as at 30 June 2004.

SHARE OPTION SCHEMES

	Date granted	Number of options at 1.1.2004	Options exercised during the period	Number of options at 30.6.2004	Exercisable period	Price per share to be paid on exercise of option *HK$*	Market value per share at date of grant of options *HK$*
Directors	9.6.1999	150,000	–	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	4,000,000	–	4,000,000	31.10.2002-30.10.2012	4.605	4.35
Employees	9.6.1999	442,250	–	442,250	9.7.1999-8.7.2009	10.90	15.00
	1.6.2000	712,000	–	712,000	1.7.2000-30.6.2010	11.30	13.40
	30.8.2001	283,500	(1,500)	282,000	30.8.2001-29.8.2011	3.06	3.68
	13.9.2002	280,500	(50,000)	230,500	13.9.2002-12.9.2012	3.905	3.85
	6.10.2003	525,500	(41,500)	484,000	6.10.2003-5.10.2013	7.35	7.35
		6,393,750	(93,000)	6,300,750			

Notes:

1. No share option was granted and lapsed during the period.

2. The total number of shares available for issue under the Share Option Schemes at 30 June 2004 represents 2.03% of the issued share capital of the Company at that date.

3. The consideration paid by each employee for the options granted was HK$1.

4. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$7.901.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of its listed securities.

CODE OF BEST PRACTICE

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not during the six months ended 30 June 2004, in compliance with the Code of Best Practice, as set out in Appendix 14 to the Listing Rules.

AUDIT COMMITTEE

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the unaudited interim results for the six months ended 30 June 2004 of the Company now reported on.

DIRECTORS

As at the date of this report, the Board of Directors of the Company comprises seven directors, of which Dr. Chang Chu Cheng, Dr. Yan Sze Kwan, Mr. Chung Shun Ming and Mr. Kwok Siu Kwan are executive Directors and Professor Charles Kao Kuen, Mr. Anthony Lui Chi Shing and Dr. William Lo Wing Yan J.P. are independent non-executive Directors.

By Order of the Board
Dr. Chang Chu Cheng
Chairman

Hong Kong, 13 September 2004

購買、出售或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無購買、出售或贖回其上市證券。

最佳應用守則

本公司之董事並不知悉有任何資料可合理顯示本公司目前或曾於截至二零零四年六月三十日止六個月內任何時間並無遵守上市規則附錄十四所載之最佳應用守則。

審核委員會

審核委員會已聯同管理人員檢討本集團所採納之會計政策及慣例，並曾商討內部監控及財務申報等事宜，包括審閱現時呈報之本公司截至二零零四年六月三十日止六個月之未經審核中期業績。

董事

於本報告日期，本公司董事會由七名董事組成，其中張樹成博士、甄仕坤博士、鍾信明先生及郭兆坤先生為執行董事，而高錕教授、呂志成先生及盧永仁博士太平紳士為獨立非執行董事。

承董事會命
主席
張樹成博士

香港，二零零四年九月十三日

購股權計劃

	授出日期	於二零零四年一月一日購股權數量	期內行使之購股權數量	於二零零四年六月三十日購股權數量	行使期	行使購股權時將予支付每股價格	購股權授出日之市場價格
						港元	*港元*
董事	9.6.1999	150,000	–	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	4,000,000	–	4,000,000	31.10.2002-30.10.2012	4.605	4.35
僱員	9.6.1999	442,250	–	442,250	9.7.1999-8.7.2009	10.90	15.00
	1.6.2000	712,000	–	712,000	1.7.2000-30.6.2010	11.30	13.40
	30.8.2001	283,500	(1,500)	282,000	30.8.2001-29.8.2011	3.06	3.68
	13.9.2002	280,500	(50,000)	230,500	13.9.2002-12.9.2012	3.905	3.85
	6.10.2003	525,500	(41,500)	484,000	6.10.2003-5.10.2013	7.35	7.35
		6,393,750	(93,000)	6,300,750			

附註：

1. 期內並無購股權授出及報廢。

2. 二零零四年六月三十日的購股權計劃的可發行股份總數為本公司當日發行股本之2.03%。

3. 每位僱員以代價1元取得獲贈之購股權。

4. 於行使購股權前一天之每股加權平均收市價為7.901港元。

以上披露之本公司及其相聯法團（定義見《證券及期貨條例》）之股本權益均為好倉。

除上文所披露者外，於二零零四年六月三十日，根據《證券及期貨條例》第352條規定而保管的登記冊中記錄或根據《上市公司董事進行證券交易的標準守則》通知本公司及聯交所之權益，本公司各董事，最高行政人員及其聯繫人士概無於本公司及其任何相聯法團（定義見《證券及期貨條例》）持有股份、相關股份及債券之權益或淡倉。

在本公司股本中之主要權益

於二零零四年六月三十日，根據《證券及期貨條例》第336條規定而保管之股份權益及淡倉登記冊所載（除上述已披露有關張樹成博士及Colville Group Limited之權益外），下列股東於本公司之已發行股本中持有5%或以上之權益：

姓名	股份數量	身分	佔股權概約百分比
J.P. Morgan Chase & Co.			
好倉	23,296,764	投資經理及其他	7.50
可供借出的股份	11,827,140	–	3.81

附註： J.P. Morgan Chase & Co.擁有之權益由其數間全資附屬公司持有。

除上文所披露者外，於二零零四年六月三十日，根據《證券及期貨條例》第336條規定而保管的登記冊中，概無任何人持有本公司5%或以上之已發行股本。

(b) 在附屬公司之權益

	精電有限公司每股1,000港元之無投票權遞延股份	多源地產有限公司每股100港元之無投票權遞延股份
張樹成博士	960	78
甄仕坤博士	123	10
鍾信明*(附註1)*	50	8
郭兆坤	50	4
	1,183	100

附註:

1. 鍾信明先生持有為多源地產有限公司(「多源地產」)之所有無投票權遞延股份股東托管之多源地產4股無投票權遞延股份。

2. 除以上4股無投票權遞延股份外,其餘無投票權遞延股份乃董事各自以個人名義持有;董事並為股本之實益擁有人。

(c) 在本公司購股權計劃之權益

	授出日期	於二零零四年一月一日購股權數量	期內授出／(行使)之購股權數量	於二零零四年六月三十日購股權數量	行使期	行使購股權時將予支付每股價格 *港元*	購股權授出日之市場價格 *港元*
董事							
張樹成博士	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
甄仕坤博士	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
鍾信明	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
郭兆坤	9.6.1999	150,000	–	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
		4,150,000	–	4,150,000			

流動資金及財務資源

本集團之財政狀況維持穩健。於二零零四年六月三十日，本集團之股東資金總額約達14億港元，流動投資組合價值711,000,000港元（二零零三年十二月三十一日：819,000,000港元），其中543,000,000港元（二零零三年十二月三十一日：549,000,000港元）為現金及現金等價物，而168,000,000港元（二零零三年十二月三十一日：270,000,000港元）則為證券。本集團之銀行借貸處於低水平，且由於本集團大部份資產、收入及付款均以港元或美元計算，故本集團所受外匯波動的風險有限。

董事股份權益

於二零零四年六月三十日，按照《證券及期貨條例》第352條規定而保管的登記冊中記錄或根據《上市公司董事進行證券交易的標準守則》通知本公司及聯交所之權益，本公司各董事及其聯繫人士在本公司及其相聯法團（定義見《證券及期貨條例》）之已發行股本中擁有下列權益：

(a) 在本公司之權益

	本公司每股0.25港元之股份			
董事姓名	個人權益 *(附註1)*	公司權益	總計	佔股權之 概約百分比
張樹成博士	21,596	68,386,479 *(附註2)*	68,408,075	22.03
甄仕坤博士	10,371,072	–	10,371,072	3.34
鍾信明	4,434,314	–	4,434,314	1.42
郭兆坤	2,283,959	–	2,283,959	0.73

附註：

1. 董事各自以個人名義持有股本並為股本之實益擁有人。

2. 張樹成博士及其妻子謝依玲女士之家庭信託為Colville Group Limited已發行股本之實益擁有人，而該公司持有本公司股份68,386,479股。

為重組馬來西亞的業務，集團出售其電鉻鏡片生產之業務。此舉令集團能更有效集中資源，發展液晶體顯示屏產品的核心業務。集團亦正磋商其附屬公司Varitronix (Malaysia) Sdn Bhd與Crystal Clear Technology Sdn Bhd合併的可行性。Crystal Clear Technology的主要業務包括在馬來西亞生產液晶體顯示組件、顯示器及其他電子光學系統。合併後之聯營公司的股份亦可能於Malaysia Exchange for Securities and Automatic Quotation掛牌上市。

受惠於充裕的營運資金流，集團的財務狀況持續穩健，於回顧期末之流動資金為711,000,000港元。

前瞻

由於中期業績表現理想，集團對於下半年的業務持續增長保持樂觀。縱使中國政府所推行的宏觀調控措施的實質影響仍有待觀察，但鑒於彩色顯示屏將更為普及，我們相信集團的手機屏幕產品在中國的滲透率將繼續上升。除努力爭取電訊業務的商機外，精電將繼續致力實現顯示屏產品多元化，加強產品的種類，此舉亦可同時提升集團抗衡市場波動的能力。我們擁有ISO/TS 16949的認證，加上能為客戶提供度身訂造的汽車用顯示屏產品，此將能為集團爭取更多訂單。此外，工業產品業務將繼續是集團的重要業務之一。

為秉承市場多元化的策略，本集團將繼續戮力發展韓國及其他市場，避免過份依賴單一市場或產品。工業及汽車產品市場的蓬勃發展亦將為集團締造更多商機。

我們將致力在各產品種類及各市場維持平衡的增長。河源新廠房的擴展，大大改善了集團的營運效率。憑藉先進的技術，以及不斷增加的產品需求，管理層深信，撇除不可預知的因素，二零零四年將是集團穩健增長的一年。

員工

於二零零四年六月底，本集團於全球共僱用約4,850名員工，其中約520名、3,880名及450名分別駐於香港、中國及海外。

中期股息

董事會宣佈採取以股代息（可選擇現金）方式派發截至二零零四年六月三十日止六個月之中期股息每股10仙（二零零三年：7仙）予於二零零四年十月六日（星期三）名列本公司股東名冊內之股東。董事會並沒有宣佈派發截至二零零四年六月三十日止六個月之特別中期股息（二零零三年：每股21仙）。經聯交所上市委員會批准本公司新股份上市及買賣後，未選擇現金派發之股東將獲配發已繳足股款之股份，獲配發股份之市值將與可選擇以現金收取中期股息之總額相等。各股東亦可選擇以現金中期股息代替配發股份。有關以股代息之詳情，將會以書函形式，連同選擇收取現金股息之表格，於二零零四年十月十三日左右寄予各股東。

暫停辦理股份過戶登記手續

本公司將由二零零四年九月三十日（星期四）至二零零四年十月六日（星期三），首尾兩天包括在內，暫停辦理股份過戶登記手續。為符合獲派中期股息之資格，所有過戶文件連同有關股票須於二零零四年九月二十八日（星期二）下午四時前交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-16舖。

業務回顧

回顧期內的六個月為精電的豐收期。由於去年下半年的增長動力持續遞增，集團各項產品類別均錄得非常強勁的表現；與此同時，我們更進一步擴大市場據點及拓闊客戶基礎。

期內，集團錄得營業額達981,000,000港元，較去年同期上升60%。股東應佔溢利增加43%至96,000,000港元，每股基本盈利為30.94仙。由於中國市場對手機的需求仍然非常殷切，令集團的黑白及彩色顯示屏之訂單大增。另一方面，汽車及工業用的顯示屏的需求更不斷上升，有利集團的產品多元化發展策略。

集團的業務繼續覆蓋廣泛地區。香港及中國成為集團的最大市場，其次為歐洲，而北美洲則緊接著成為第三大市場。集團亦進一步擴展韓國市場，特別是在個人數碼娛樂系統及汽車設備的產品上。

精電了解研發對鞏固其競爭力的重要性。於回顧期內，集團在發展新液晶體顯示屏產品包括微型顯示屏、Zenithal雙穩態顯示屏及全彩色有機發光二極管顯示屏的原型均取得進展。

10. 儲備

(a) 儲備

	股份溢價 *千港元*	外匯 浮動儲備 *千港元*	投資 重估儲備 *千港元*	其他儲備 *千港元*	保留溢利 *千港元*	總計 *千港元*
於二零零四年 一月一日	616,286	(16,473)	2,492	1,933	745,406	1,349,644
去年獲准之特別股息 及期末股息	–	–	–	–	(86,906)	(86,906)
發行股份產生之溢價	482	–	–	–	–	482
匯兑差額	–	450	–	–	–	450
投資重估虧損	–	–	(574)	–	–	(574)
經轉入收益表中出售 證券之重估虧損	–	–	388	–	–	388
全期溢利	–	–	–	–	96,014	96,014
於二零零四年 六月三十日	**616,768**	**(16,023)**	**2,306**	**1,933**	**754,514**	**1,359,498**

(b) 股息

於結算日後，董事會建議派發下列股息。該股息並未於資產負債表日計入負債內。

	於二零零四年 六月三十日 *千港元*	於二零零三年 十二月三十一日 *千港元*
未計入負債內之股息	**31,457**	86,903

11. 資本承擔

於二零零四年六月三十日，未包括在本集團財務報表之資本承擔如下：

	於二零零四年 六月三十日 *千港元*	於二零零三年 十二月三十一日 *千港元*
已訂約	**16,960**	15,117

12. 或然負債

於二零零四年六月三十日，或然負債乃本公司給予部份附屬公司的銀行備用信貸而向銀行作出擔保，其中已動用信貸額達59,586,000港元（於二零零三年十二月三十一日：72,023,000港元）。

7. 現金及現金等價物

	於二零零四年六月三十日 千港元	於二零零三年十二月三十一日 千港元
銀行及其他財務機構之定期存款	**452,892**	495,574
銀行存款及現金	**90,553**	53,585
資產負債表中現金及現金等價物	**543,445**	549,159
銀行透支	**–**	(14,275)
現金流量報表中現金及現金等價物	**543,445**	534,884

8. 應付賬款及其他應付款項

應付賬款及其他應付款項中的應付賬款及應付票據之數期分析如下：

	於二零零四年六月三十日 千港元	於二零零三年十二月三十一日 千港元
供應商之發票日起計60日內	**156,432**	121,423
供應商之發票日後計61日至120日	**17,472**	15,498
供應商之發票日後計120日以上、12個月以內	**3,519**	3,880
	177,423	140,801

9. 股本

	股數 千股	金額 千港元
發行及繳足股本：每股面值0.25港元之普通股		
於二零零四年一月一日	**310,295**	77,574
根據購股權計劃發行的股本	**93**	23
於二零零四年六月三十日	**310,388**	77,597

[redacted]

5. 每股盈利

(a) 每股基本盈利按期內96,014,000港元(二零零三年:67,016,000港元)的股東應佔溢利及期內已發行股份之加權平均數310,338,547股(二零零三年:304,283,568股)計算。

(b) 每股攤薄盈利乃按期內未經審核而經調整後之股東應佔溢利96,014,000港元(二零零三年:67,016,000港元)及期內就所有潛在攤薄盈利的普通股的影響調整後的普通股的加權平均數312,321,857股(二零零三年:304,980,385股)計算。

	六月三十日止六個月	
	二零零四年	二零零三年
	股數	股數
計算每股基本盈利所用之加權平均股數	**310,338,547**	304,283,568
假設因認股權以不收取代價方式而發行之股份	**1,983,310**	696,817
計算每股攤薄盈利所用之加權平均股數	**312,321,857**	304,980,385

6. 客戶及其他應收款項

客戶及其他應收款項中的客戶應收款項及應收票據(已扣除壞賬之撥備)之數期分析如下:

	於二零零四年六月三十日	於二零零三年十二月三十一日
	千港元	*千港元*
發票日起計60日內	**342,837**	161,410
發票日後61至90日	**62,801**	60,927
發票日後91至120日	**18,004**	11,715
發票日後120日以上、12個月以內	**17,910**	15,311
	441,552	249,363

應收款項在發票日後90天到期。

營業額及溢利之地域分類比例並無重大分歧，故並無列出來自上述地區溢利貢獻之分析。

3. 除稅前正常業務溢利

除稅前正常業務溢利已扣除／(計入)：

		截至六月三十日止六個月	
		二零零四年 千港元	二零零三年 千港元
(a)	融資成本：		
	五年內應償還的銀行墊資及其他借款之利息	**992**	404
	可換股票據利息	**936**	936
		1,928	1,340
(b)	其他項目：		
	存貨成本	**687,077**	406,555
	出售非交易證券虧損／(收益)	**388**	(768)
	出售交易證券收益	**(2,484)**	(3,634)
	交易證券重估虧損	**3,951**	28
	投資收入	**(2,668)**	(7,688)
	其他利息收入	**(2,672)**	(2,492)
	租賃收入	**(1,574)**	(1,621)
	其他收入	**(1,449)**	(1,375)

4. 所得稅

	截至六月三十日止六個月	
	二零零四年 千港元	二零零三年 千港元
本期稅項		
香港稅項	**12,022**	8,951
海外稅項	**5,517**	2,696
	17,539	11,647
遞延稅項		
暫時差異之產生及回撥	**(2,586)**	(2,350)
歸因於稅率增加	**–**	929
	(2,586)	(1,421)
	14,953	10,226

香港利得稅準備是按截至二零零四年六月三十日止六個月的估計應評稅溢利以17.5%的稅率(二零零三年：17.5%)計算。海外附屬公司的稅項則同樣以相關國家適用的現行稅率計算。

附註：

1. 編製基準

此未經審核中期財務報表乃根據香港聯合交易所有限公司(「聯交所」)之上市規則(「上市規則」)之規定(包括遵守香港會計師公會頒佈之香港會計實務準則第25號「中期財務報表」)而製定。

編製本中期報告所採用之會計政策與編製截至二零零三年十二月三十一日止年度已審核全年賬目所採納之會計政策相同。

2. 分類資料

本集團列出業務分部及地域分部之個別單位資料。因業務分部資料較近似本集團之內部財務報告方式，集團選其為主要匯報方式。

因為本集團所有營業額及溢利均來自設計、製造及銷售液晶顯示器及有關產品，所以本集團並無列出業務分部之分類分析。地域分部收入乃按顧客所在區域而列出。分部資產及資本性支出，乃按資產所在區域而列出。

	分部資產		資本性支出	
			截至	截至
	於二零零四年六月三十日	於二零零三年十二月三十一日	**二零零四年六月三十日期末**	二零零三年十二月三十一日年末
	千港元	*千港元*	***千港元***	*千港元*
香港及中國	**1,710,664**	1,549,279	**34,540**	113,352
亞洲其他地區	**129,499**	136,194	**426**	14,978
歐洲	**92,459**	75,150	**117**	1,316
北美洲	**27,563**	29,633	**–**	46

本集團於本財政期間按地區劃分之營業額分析如下：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
法國	**69,230**	65,383
英國	**49,985**	46,863
德國	**69,539**	61,386
其他歐洲國家	**142,629**	122,554
北美洲	**43,919**	45,489
香港及中國	**515,979**	197,048
亞洲其他地區	**77,199**	57,159
其他	**12,674**	17,168
	981,154	613,050

簡明綜合現金流量報表

截至二零零四年六月三十日止六個月－未經審核

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
經營業務之現金(流出)／流入淨額	**(75,549)**	68,878
來自／(用於)投資活動之淨現金	**79,111**	(75,455)
來自／(用於)融資活動之淨現金	**5,027**	(47,660)
現金及現金等價物項目之增加／(減少)	**8,589**	(54,237)
匯率變動之影響	**(28)**	2,476
於一月一日之現金及現金等價物項目	**534,884**	460,875
於六月三十日之現金及現金等價物項目	**543,445**	409,114
現金及現金等價物項目之結餘分析		
銀行存款及現金	**90,553**	71,326
銀行及其他財務機構之定期存款	**452,892**	337,788
	543,445	409,114

簡明綜合權益變動表

截至二零零四年六月三十日止六個月－未經審核

	二零零四年 千港元	二零零三年 千港元
於一月一日之權益總額	**1,427,218**	1,389,702
非交易證券重估（虧損）／盈餘	**(574)**	1,777
匯兑差額	**450**	2,261
收益表未確認之淨（虧損）／收益	**(124)**	4,038
期內淨溢利	**96,014**	67,016
期內獲准有關去年之股息	**(86,906)**	(66,901)
經轉入收益表中證券出售及結業之重估虧損／（盈餘）	**388**	(768)
股本變動	**505**	15,170
於六月三十日之權益總額	**1,437,095**	1,408,257

綜合資產負債表
於二零零四年六月三十日－未經審核

	附註	於二零零四年六月三十日 千港元	於二零零三年十二月三十一日 千港元
非流動資產			
固定資產		**409,373**	414,662
無形資產		**27,860**	28,672
商譽		**29,181**	30,022
聯營公司權益		–	5,289
非交易證券		**73,031**	171,610
		539,445	650,255
流動資產			
交易證券		**94,722**	98,640
存貨		**298,678**	237,239
客戶及其他應收款項	6	**513,075**	290,274
可收回稅項		**981**	6,006
現金及現金等價物	7	**543,445**	549,159
		1,450,901	1,181,318
流動負債			
銀行貸款及透支		**78,473**	86,298
應付票據		**3,729**	–
應付賬款及其他應付款項	8	**279,788**	231,436
應付稅項		**9,036**	1,485
應付股息		**86,906**	–
		457,932	319,219
流動資產淨額		**992,969**	862,099
資產總額減流動負債		**1,532,414**	1,512,354
非流動負債			
可換股票據		**31,200**	31,200
遞延稅項		**7,914**	10,499
		39,114	41,699
少數股東權益		**56,205**	43,437
資產淨值		**1,437,095**	1,427,218
股本及儲備			
股本	9	**77,597**	77,574
儲備	10	**1,359,498**	1,349,644
		1,437,095	1,427,218

業績

精電國際有限公司(「本公司」)之董事會宣佈,本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合業績連同去年同期之比較數字如下:

綜合收益表

截至二零零四年六月三十日止六個月-未經審核

		截至六月三十日止六個月	
		二零零四年	二零零三年
	附註	***千港元***	*千港元*
營業額	2	**981,154**	613,050
其他收入		**8,362**	13,177
其他收益淨額		**6,431**	17,253
製成品及半製成品存貨之變動		**25,962**	(8,241)
原材料及耗用品		**(633,829)**	(299,422)
員工成本		**(120,595)**	(112,137)
折舊		**(40,053)**	(40,615)
其他營運費用		**(101,708)**	(91,417)
經營溢利		**125,724**	91,648
融資成本	*3(a)*	**(1,928)**	(1,340)
佔聯營公司虧損		**–**	(3,682)
除稅前一般業務溢利	*3*	**123,796**	86,626
所得稅	*4*	**(14,953)**	(10,226)
除稅後一般業務溢利		**108,843**	76,400
少數股東權益		**(12,829)**	(9,384)
股東應佔溢利		**96,014**	67,016
中期股息		**31,457**	21,505
特別中期股息		**–**	64,513
中期股息總數		**31,457**	86,018
每股盈利	*5*		
基本		**30.94仙**	22.02仙
攤薄		**30.74仙**	21.97仙

精電國際有限公司







二零零四年中期報告

